Exhibit 99.1
Quest Rare Minerals Ltd.
QUEST’S REVISED RESOURCE ESTIMATE FOR THE B-ZONE REE
DEPOSIT SHOWS IMPORTANT IMPROVEMENTS IN TONNAGE AND
GRADE AT STRANGE LAKE, QUÉBEC
Highlights:
-	A NI43-101 compliant Resource Estimate for the B-Zone deposit was determined using cut-off grades of 0.7%, 0.8%, 0.85%, 0.9%, 0.95%, 1.0%, 1.1% and 1.2% Total Rare Earth Oxides (TREO) and an average specific gravity of 2.72 g/cm3

-	An economic cut-off grade determined from Whittle pit shell optimization methods of 0.579% TREO was calculated for the B-Zone deposit

-	A cut-off grade of 0.95% TREO was selected to represent that portion of the total B-Zone deposit resource that would be used in the anticipated Pre-Feasibility Study for a 25-year Open-Pit production model established by an earlier Preliminary Economic Assessment report (September 2010)

-	At a base-case cut-off grade of 0.95% TREO, the B-Zone contains an Indicated Resource of 36.4 million tonnes grading 1.16% TREO, 2.17% zirconium oxide, 0.24% niobium pentoxide, 0.05% hafnium oxide and 0.12% beryllium oxide and a further Inferred Resource of 14.4 million tonnes grading 1.11% TREO, 2.02% zirconium oxide, 0.21% niobium pentoxide, 0.05% hafnium oxide and 0.09% beryllium oxide
Toronto, April 11, 2011 — Quest Rare Minerals Ltd. (TSX-V : QRM) (the “Company”) is pleased to announce a revised National Instrument 43-101 compliant Indicated and Inferred category resource estimate for its B-Zone rare earth deposit within the Strange Lake Project, Québec. The estimate was prepared by Wardrop, a Tetra-Tech Company (“Wardrop”). The Strange Lake Project is located 225 km northeast of Schefferville, Québec and 125 km west of the giant Voisey’s Bay nickel-copper-cobalt deposit, eastern Labrador. Quest also reports that exploration drilling on winter ice commenced in mid-March to probe the northern extension of the deposit over Lac Brisson, Québec.
The base-case resource was estimated using a TREO cut-off grade of 0.95% TREO (Tables 1a, 2a) and represents sufficient Indicated Resource to satisfy a minimum 25-year open-pit production model for the B-Zone established for the Company’s Preliminary Economic Assessment (PEA, see Press Release : September 9, 2010) study. At this cut-off, the B-Zone hosts an Indicated Resource of 36.4 million tonnes grading 1.16% TREO, 2.17% zirconium oxide (ZrO2), 0.24% niobium pentoxide (Nb2O5), 0.05% hafnium oxide (HfO2) and 0.12% beryllium oxide (BeO). A further Inferred Resource (Tables 1b, 2b) of 14.4 million tonnes grading 1.11% TREO, 2.02% ZrO2, 0.21% Nb2O5, 0.05% HfO2 and 0.09% BeO is calculated. It is estimated that Heavy Rare Earth Oxides (HREO) represent between 40% and 51% of the TREO in the deposit. Contained within the Indicated Resource is an outcropping and higher grade “Pegmatite Spine” (see Figure 1) containing 8.1 million tonnes at 1.66% TREO, 2.77% ZrO2, 0.37% Nb2O5, 0.06% HfO2 and 0.19% BeO. A further Inferred “Pegmatite Spine” resource of 2.57 million tonnes grading 1.53% TREO, 2.57% ZrO2, 0.30% Nb2O5, 0.06% HfO2 and 0.15% BeO is calculated.
Mineralisation within the deposit is currently open along strike, to the north and south, and down-dip to the northwest. In addition, a program of Phase 2 metallurgical testing studies for the deposit is currently being undertaken by Hazen Research, Inc. of Golden, Colorado. It is intended that the data from these studies will form the basis for a future Preliminary Feasibility Study (PFS) of the deposit.

Table 1a — Indicated Category Resources, B-Zone Deposit, Strange Lake Project, Québec

TREO			ZrO2	Nb2O5	HfO2	BeO	TREO	HREO	LREO
%	Density	Tonnage	%	%	%	%	%	%	%	HREO/TREO
Cut-off	t per m3	t x 1000								Ratio
1.20%	2.72	8,095	2.77	0.37	0.06	0.19	1.655	0.849	0.806	51
1.10%	2.72	12,044	2.59	0.33	0.06	0.17	1.487	0.733	0.754	49
1.00%	2.72	23,052	2.32	0.27	0.05	0.13	1.274	0.586	0.688	46
0.95%	2.72	36,359	2.17	0.24	0.05	0.12	1.164	0.511	0.653	44
0.90%	2.72	60,529	2.06	0.21	0.05	0.10	1.068	0.449	0.619	42
0.85%	2.72	93,139	2.00	0.20	0.05	0.09	1.000	0.408	0.592	41
0.80%	2.72	120,526	1.96	0.19	0.05	0.08	0.961	0.385	0.575	40
0.75%	2.72	135,033	1.94	0.18	0.05	0.08	0.941	0.375	0.566	40
0.70%	2.72	138,967	1.94	0.18	0.05	0.08	0.935	0.372	0.563	40
0.579%	2.72	140,259	1.93	0.18	0.05	0.08	0.933	0.371	0.562	40
Where: HfO2 — hafnium oxide; ZrO2 — zirconium oxide; Nb2O5 — niobium pentoxide; BeO — beryllium oxide
Notes:
1	Total Rare Earth Oxides (TREO) include: La2O3, Ce2O3, Pr2O3, Nd2O3, Sm2O3, Eu2O3, Gd2O3, Tb2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O 3, Lu2O3 and Y2O3

2.	Heavy Rare Earth Oxides (HREO) include: Eu2O3, Gd2O3, Tb2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3 and Y2O3

3.	Light Rare Earth Oxides (LREO) include: La2O3, Ce2O3, Pr2O3, Nd2O3 and Sm2O3

4.	Effective date of the resource estimate is 8 April 2011

5.	Resource estimate based on drill core assays from Quest’s 2009 and 2010 assay database.

6.	Wardrop considers a cut-off grade of 0.579 TREO% to be reasonable based on a Whittle pit optimization on the current block model.

7.	Average specific gravity is 2.72 g/cc for the subsolvus rocks and 2.74 g/cc for pegmatite rocks.

8.	The resource estimate has been classified as Indicated and Inferred Resource based on the following criteria:
•	any block estimated on the first pass, using a minimum of 3 drill holes, at an average distance of less than or equal to 80m and where the closest point is less than 60 m is classified as Indicated Resources.

•	any block estimated using a minimum of 2 drill holes at an average distance greater than 80 m is classified as Inferred Resources.
9.	Resource Estimate is based on:
•	A database of 97 drill holes, totalling approximately 17,474 m of diamond drilling, using 8,297 composite samples on 2m composite lengths.

•	A geological model for pegmatite rocks used an Indicator Kriged (IK) wireframe, defining a 45% probability of achieving pegmatite was generated on a block size of 5 m x 5 m x 5 m.

•	A geological model encompassing the host subsolvus granite rocks was bounded to within 50 m area of influence beyond the outer drill holes.

•	Block model was estimated by Ordinary Kriging (OK) interpolation method on block size 5 m x 5 m x 5 m. The OK estimation was generated on the two separate domains, the subsolvus granites and the pegmatites.

•	Resource Estimate assumes 100% recovery.
“Wardrop’s Revised Resource Estimate for the B-Zone REE deposit reported today confirms that the B-Zone will likely become a very important rare earth oxide source, particularly for the high-value Heavy Rare Earths,” said Peter J. Cashin, Quest’s President and CEO. “The Indicated Resource base case will more than satisfy the notional 25-year production model established by our recent PEA at slightly higher REO grades than were used for the cash-flow model in the original study. We are particularly pleased with the important firming of the surface outcropping “Pegmatite Spine” Indicated resource, which show REO grades that are 43% higher than the grade used by the PEA and would support a minimum 6.6 years at the notional annual production rate of 1.46 million tonnes in our PEA. Drilling is also currently underway to expand the B-Zone resource outside of the limits of the deposit established for the Resource Estimate. This work will greatly expand the important mineral inventory that we have built on the property.”

Quest intends to move the Strange Lake Project to the Pre-Feasibility Study stage of evaluation. Quest has received proposals for the work required for the study and the work is anticipated to commence shortly.
Table 1b — Inferred Category Resource, B-Zone Deposit, Strange Lake Project, Québec

TREO			ZrO2	Nb2O5	HfO2	BeO	TREO	HREO	LREO
%	Density	Tonnage	%	%	%	%	%	%	%	HREO/TREO
Cut-off	t per m3	t x 1000								Ratio
1.20%	2.73	2,572	2.57	0.30	0.06	0.15	1.532	0.764	0.768	50
1.10%	2.72	4,033	2.36	0.27	0.06	0.13	1.391	0.663	0.728	48
1.00%	2.72	8,299	2.13	0.23	0.05	0.10	1.210	0.535	0.676	44
0.95%	2.72	14,421	2.02	0.21	0.05	0.09	1.109	0.465	0.644	42
0.90%	2.72	26,825	1.94	0.19	0.05	0.08	1.023	0.410	0.613	40
0.85%	2.72	47,205	1.89	0.18	0.05	0.07	0.958	0.372	0.586	39
0.80%	2.72	70,286	1.86	0.17	0.05	0.06	0.915	0.349	0.566	38
0.75%	2.72	84,291	1.84	0.16	0.05	0.06	0.892	0.338	0.554	38
0.70%	2.72	88,383	1.84	0.16	0.05	0.06	0.885	0.335	0.550	38
0.579%	2.72	89,629	1.83	0.16	0.05	0.06	0.882	0.334	0.548	38
Understanding the Rare Earth Metal Market
The discovery of significant quantities of rare earth metals in the Strange Lake area has driven Quest to focus on this new, highly valuable set of metallic commodities and to broaden its mineral asset base. Currently, 97% of the world’s rare earth metals are produced in China, whose abundant resources and low production costs have made it a key source of these metals. China has placed strict controls on REE mining, production and export in order to maximize its own use of the resources. As a result, the past 4 years have brought fundamental change to the global industry, taking it from oversupply to demand shortages. Of the total rare earths produced by China, 98% of these are termed Light Rare Earth Elements (LREE), the more common members of the Lanthanide series on the Periodic Table of Elements. Most of the current applications which use rare earths are LREE because of greater Chinese availability of these metals. Alternatively, China produces only very small amounts of what are termed Heavy Rare Earth Elements (HREE). A lack of an abundant primary supply of the rarer, more valuable HREE has impeded the expansion of the R&D capacity for the industries that would prefer to use them. Quest’s Strange Lake deposits are enriched in the HREE and present themselves as potentially important primary, non-Chinese sources of these metals. Recent declarations by the Chinese Government acknowledge that they may become net importers of HREE by 2014 or 2015 (Chen, Chinese Rare Earths Society, February 2011).
During the 1990s and early 2000s, significant production surpluses and coincident low REE prices led to most non-Chinese rare earth producers ceasing their operations and almost exclusive reliance on China supplies. With the curbing of exports from China and continued growth demand elsewhere, the supply-demand deficit is causing great concern to major REE consuming countries (Japan, Korea, Taiwan, Euro zone, United States), and they are anxious to identify new sources of rare earths. According to various media sources, excellent prospects for growth in the hybrid auto manufacturing, aerospace, defence and electronics industries are anticipated and will contribute to demand growth in REE of 8-11% per year. There is a pressing need for new non-Chinese production capacity in the next three to five years. This has focused attention on the re-opening of the Molycorp operation in Mountain Pass, California, on probable production increases from the Kola Peninsula, Russia and Lynas Corporation’s plans to process Mount Weld ore in Australia, generally all Light Rare Earth enriched deposits. Other potential REE sources such as Nolans, Australia and Hoidas Lake and Nechalacho (Thor Lake) in northern Canada are also being considered for potential production.

On the basis that China will adhere to the announced production and export limits, there is a real prospect that by 2014 to 2015 the country will only produce sufficient material to satisfy its domestic consumption requirements. To meet the estimated global demand of 200,000t REO in 2012, approximately 60,000t of new capacity will be needed to meet the unfulfilled demand from outside China. In addition, it is estimated that world demand could reach 225,000 tonnes of REE per year by 2015, up from 135,000 tonnes in 2008 (IMCOA, February 2011). Primary production is unlikely to keep pace with the increasing demand.
2011 Winter Exploration Program
Quest is currently undertaking diamond drilling on Lac Brisson ice to test for the northern continuation of B-Zone Pegmatite mineralization. To date, 13 holes for 1839.1 m have been completed (see Figure 2, Table 3). All holes have intersected mineralized pegmatite and granite. Core samples have been sent to the lab and results are pending. This work continues and will be completed by the end of April.
Qualified Persons
Peter Cashin, P. Geo. is the Qualified Person on the Strange Lake Project. Mr. Cashin has read and approved the disclosure of the technical information in this news release.
Paul Daigle, P.Geo., Senior Geologist with Wardrop, is the Qualified Person responsible for the mineral resource estimate. The effective date of the resource is April 8, 2011.
The technical information contained in this press release has been reviewed and approved by John Smith, P.Geo., Senior Geologist for Wardrop, a qualified person as defined by NI 43-101.
About Quest Rare Minerals
Quest Rare Minerals Ltd. is a Canadian-based exploration company focused on the identification and discovery of new and significant Rare Earth deposit opportunities. The Corporation is publicly listed on the TSX Venture Exchange as “QRM” and is led by a highly respected management and technical team with a proven mine finding track record. Quest is currently advancing several high potential projects in Canada’s premier exploration areas: the Strange Lake and Misery Lake areas of northeastern Québec, the Kenora area of northwestern Ontario and the Plaster Rock area of northwestern New Brunswick. Quest’s 2009 exploration led to the discovery of a significant new Rare Earth metal deposit, the B-Zone, on its Strange Lake property in northeastern Québec. The Corporation recently filed a 43-101 Inferred Resource Estimate on the B-Zone deposit and has completed a Preliminary Economic Assessment for the deposit. In addition, Quest announced the discovery of an important new area of REE mineralization on its Misery Lake project, approximately 120 km south of the Strange Lake Project. Quest continues to pursue high-value project opportunities throughout North America. As a result of a recently-completed marketed equity financing, Quest has a strong working capital position in excess of $51.0 million. This will be sufficient to advance the Corporation’s plans of completing a pre-feasibility study of the B-Zone REE deposit by 2011-2012 and to continue exploration on its other rare earth property interests.
Forward-Looking Statements
This news release contains statements that may constitute “forward-looking information” or “forward-looking statements” within the meaning of applicable securities legislation. More particularly, this news release may contain forward-looking information concerning the Strange Lake B-Zone Rare Earth Element (REE) deposit held by Quest Rare Minerals Ltd. (“Quest”). This forward-looking information is subject to numerous risks and uncertainties, certain of which are beyond the control of Quest. Actual results or achievements may differ materially from those expressed in, or implied by, this forward-looking information. No assurance can be given that any events anticipated by the forward-looking information will transpire or occur, or if any of them do so, what benefits that Quest will derive. In particular, no assurance can be given with respect to the development by Quest of the Strange Lake B-Zone REE deposit. Forward-looking information is based on the estimates and opinions of Quest’s management at the time the information is released and Quest does not undertake any obligation to update publicly or to revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.
For further information please contact:
Peter J. Cashin
President & CEO
Tel: (416) 916-0777 or 1-887-916-0777
Fax: (416) 916-0779
E-mail: info@questrareminerals.com
URL: www.questrareminerals.com
Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Figure 1 — Geological and Diamond Drilling Compilation Map, B-Zone REE Deposit, Strange Lake Project, Québec

Pegmatite is Open to North
Pegmatite is Open to South
Pegmatite Zone
QUEST RARE MINERALS LTD.
2009 Quest Collars
2010 Quest Collars
2010 Quest Collars with reported assay results
Historical IOC collars
Quartz monzonite
Fluorite-hematite breccia
Undivided gneiss
Inclusion bearing subsolvus granite
Pegmatite thickness
> 25 m
>10 m
Lac Brisson air strip
Roads
Sections Reported in Current Release
0 100 200 300 400 m
NAD83/ZONE20N
Scale: 1:6000

Quest Rare Minerals

Strange Lake Project

B Zone

2010 Drilling

Figure 2 — B-Zone Winter Drilling Location Map, Strange Lake Project, Québec

427900
428000
428100
428200
428300
6243500
6243400
6243300
6243200
6243100
BZ11003
BZ11109
BZ11101
BZ11108
BZ11111
BZ11106
BZ11102
BZ11104
BZ11105
BZ10074
BZ11097/099
BZ11107
BZ11110
BZ11099/100
BZ10077
BZ10043
BZ10060
BZ10065
BZ10040
BZ09001
BZ10093
BZ10044
BZ09017
BZ10034
BZ10078
BZ10041
Quest Collars Global
Year Drilled
2009
2010
2011
Proposed Collars
Priority
1
2
3
Inclined Hole Traces
Regular Traces
Met Traces
Pegmatite thickness
> 25 m
>10 m
Quest Rare Minerals
Strange Lake Project
B Zone 2011
Current Drilling
NAD83/ZONE20N
SCALE: 1:2,500

Table 2a — Indicated Resources by Individual REO Concentration, B-Zone Deposit, Strange Lake Project, Québec

TREO			La2O3	Ce2O3	Pr2O3	Nd2O3	Sm2O3	Eu2O3	Gd2O3	Tb2O3	Dy2O3	Ho2O3	Er2O3	Tm2O3	Yb2O3	Lu2O3	Y2O3	TREO
%	Density	Tonnage	%	%	%	%	%	%	%	%	%	%	%	%	%	%	%	%
Cut Off	t per m3	t x 1000
1.20%	2.72	8,095	0.171	0.391	0.044	0.159	0.042	0.003	0.045	0.011	0.077	0.018	0.058	0.009	0.059	0.009	0.560	1.655
1.10%	2.72	12,044	0.161	0.365	0.041	0.149	0.038	0.002	0.040	0.009	0.067	0.015	0.050	0.008	0.051	0.007	0.482	1.487
1.00%	2.72	23,052	0.150	0.332	0.037	0.136	0.033	0.002	0.034	0.008	0.054	0.012	0.039	0.006	0.040	0.006	0.384	1.274
0.95%	2.72	36,359	0.144	0.314	0.035	0.129	0.031	0.002	0.031	0.007	0.047	0.011	0.034	0.005	0.035	0.005	0.334	1.164
0.90%	2.72	60,529	0.138	0.297	0.033	0.123	0.029	0.002	0.028	0.006	0.042	0.009	0.030	0.005	0.030	0.004	0.292	1.068
0.85%	2.72	93,139	0.132	0.284	0.032	0.118	0.027	0.001	0.026	0.006	0.038	0.009	0.027	0.004	0.028	0.004	0.265	1.000
0.80%	2.72	120,526	0.129	0.275	0.031	0.114	0.026	0.001	0.025	0.005	0.036	0.008	0.025	0.004	0.026	0.004	0.250	0.961
0.75%	2.72	135,033	0.127	0.271	0.030	0.112	0.026	0.001	0.025	0.005	0.035	0.008	0.025	0.004	0.025	0.004	0.243	0.941
0.70%	2.72	138,967	0.127	0.269	0.030	0.112	0.025	0.001	0.025	0.005	0.035	0.008	0.024	0.004	0.025	0.004	0.241	0.935
0.579%	2.72	140,259	0.126	0.269	0.030	0.112	0.025	0.001	0.025	0.005	0.034	0.008	0.024	0.004	0.025	0.004	0.241	0.933
Table 2b — Inferred Resources by Individual REO Concentration, B-Zone Deposit, Strange Lake Project, Québec

TREO			La2O3	Ce2O3	Pr2O3	Nd2O3	Sm2O3	Eu2O3	Gd2O3	Tb2O3	Dy2O3	Ho2O3	Er2O3	Tm2O3	Yb2O3	Lu2O3	Y2O3	TREO
%	Density	Tonnage	%	%	%	%	%	%	%	%	%	%	%	%	%	%	%	%
Cut Off	t per m3	t x 1000
1.20%	2.73	2,572	0.164	0.368	0.042	0.154	0.040	0.002	0.043	0.010	0.070	0.016	0.051	0.008	0.053	0.008	0.503	1.532
1.10%	2.72	4,033	0.158	0.347	0.040	0.146	0.037	0.002	0.039	0.009	0.061	0.014	0.044	0.007	0.045	0.006	0.435	1.391
1.00%	2.72	8,299	0.150	0.321	0.037	0.135	0.033	0.002	0.033	0.007	0.050	0.011	0.035	0.006	0.036	0.005	0.350	1.210
0.95%	2.72	14,421	0.145	0.306	0.035	0.128	0.030	0.002	0.030	0.006	0.043	0.010	0.031	0.005	0.031	0.004	0.303	1.109
0.90%	2.72	26,825	0.139	0.292	0.033	0.122	0.028	0.001	0.027	0.006	0.038	0.009	0.027	0.004	0.027	0.004	0.266	1.023
0.85%	2.72	47,205	0.133	0.279	0.031	0.116	0.026	0.001	0.025	0.005	0.035	0.008	0.024	0.004	0.025	0.004	0.241	0.958
0.80%	2.72	70,286	0.129	0.270	0.030	0.112	0.025	0.001	0.024	0.005	0.033	0.007	0.023	0.004	0.023	0.003	0.226	0.915
0.75%	2.72	84,291	0.126	0.264	0.030	0.110	0.024	0.001	0.023	0.005	0.032	0.007	0.022	0.003	0.022	0.003	0.219	0.892
0.70%	2.72	88,383	0.125	0.262	0.029	0.109	0.024	0.001	0.023	0.005	0.031	0.007	0.022	0.003	0.022	0.003	0.217	0.885
0.579%	2.72	89,629	0.125	0.261	0.029	0.109	0.024	0.001	0.023	0.005	0.031	0.007	0.022	0.003	0.022	0.003	0.216	0.882

Table 3 — B-Zone Winter Drilling Summary, Strange Lake Project, Québec

				Pegmatite
HOLE-ID	Meterage	Az	Dip	Thickness
BZ11097	153	0	-90	15.99
BZ11098	150	0	-90	20.08
BZ11099	154	160	-45	42.31	*
BZ11100	156	160	-45	67.14	*
BZ11101	132	0	-90	9.22
BZ11102	117	0	-90	4.23
BZ11103	140	0	-90	0.55
BZ11104	159	0	-90	13.27
BZ11105	159	150	-65	16.70	*
BZ11106	119	0	-90	17.74
BZ11107	95.08	150	-50	32.65	*
BZ11108	168	0	-90	10.93
BZ11109	137	0	-90	25.46
BZ11110	in progress	0	-90	n/a
BZ11111	in progress	0	-90	n/a

*	Not true thickness (inclined hole)

Meters Drilled	1839.08